Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

September 26, 2007

ELECTRONIC FILING

Mr. H. Roger Schwall
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Atlas Resources Public #17-2007 Program (the “Program”)
Amendment No. 2 to Registration Statement on Form S-1
Filed September 26, 2007
SEC File No. 333-144070

Dear Mr. Schwall:

Enclosed for filing is Pre-Effective Amendment No. 2 to the Program’s Registration Statement. This letter is in response to comments made in your letter dated August 27, 2007 concerning the above-referenced filing. For your convenience, we first restate your comments in italics and then provide our response. The responses in this letter are based on representations made by the Program and its Managing General Partner, Atlas Resources, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Unless otherwise noted, all references in our responses to pages or sections of the prospectus are to the form of prospectus included in Pre-Effective Amendment No. 2.

Form S-1/A-1 Filed August 24, 2007

General

1.	Please revise the forefront of the registration statement to reflect the new address of the managing general partner.

The address of the managing general partner has been corrected in Pre-Effective Amendment No. 2.

2.	Please update the financial information throughout the filing, as required by 3.01(b) and 3.02(b) of Regulation S-X.

The financial information has been updated in Pre-Effective Amendment No. 2.

Kunzman & Bollinger, Inc.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
September 26, 2007

Transactions with Management and Affiliates, page 73

3.
We note your response to prior comment 15. Please revise to incorporate the information provided in the response. Also describe in necessary detail the partnerships’ policies and procedures regarding related party transactions, as set forth in the partnership agreement.

Please see the “Management - Transactions with Management and Affiliates” section beginning on page 74 of Pre-Effective Amendment No. 2.

Also, certain revisions have been made in Pre-Effective Amendment No. 2 at the request of state securities administrators. In addition, the Program has updated or corrected various sections, including the “Prior Activities” section, the amounts set forth in “Management Compensation” and the specified property information in Appendix A for the four primary areas.

Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.

Very truly yours,

KUNZMAN & BOLLINGER, INC.

/s/ Wallace W. Kunzman, Jr.

Wallace W. Kunzman, Jr.

cc:	Mr. Jack Hollander
Mr. Justin Atkinson